

MAIL STOP 3561

February 16, 2010

Mr. Michael J. Gasser, Chairman and CEO
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

   Re: **Greif, Inc.**
       Form 10-K for Fiscal Year Ended October 31, 2009
       Filed on December 23, 2009
       File No. 1-00566

Dear Mr. Gasser:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for the Fiscal Year Ended October 31, 2008

Exhibits

1. It appears that exhibits 10(p) (r), (y) and (bb) have not been filed in their entirety. In your next periodic report, please file these material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Schedule 14A Definitive Proxy Statement

Compensation Discussion and Analysis, page 15

2. Although you discuss performance measures in this section, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their long-term incentive compensation. Please confirm that in future filings you will disclose the specific performance targets used to determine those incentive amounts and provide us with the draft disclosure you will include in future filings, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please note that we are requesting disclosure of targets for the most recent completed three year performance period, not ongoing performance periods.

Closing comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to me at (202) 552-3790, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Greif, Inc.
        FAX: (740) 549-6100